SUMMARY REPORT

ON THE

LMS GOLD PROJECT,

GOODPASTER DISTRICT,

ALASKA

July 11, 2006

Prepared by:

Paul Klipfel Ph.D.  CPG # 10821

Consulting Economic Geologist

Mineral Resource Services Inc.

4861 Ramcreek Trail

Reno, NV 89509

775 742-2237

For:

International Tower Hill Mines Inc.

TABLE OF CONTENTS

Section

1.0

SUMMARY

2.0

INTRODUCTION AND TERMS OF REFERENCE

2.1

Introduction

2.2

Terms of Reference

2.3

Purpose of Report

2.4

Sources of Information

2.5

Field Examination

3.0

DISCLAIMER

4.0

PROPERTY DESCRIPTION AND LOCATION

4.1

Area and Location

4.2

Claims and Agreements

4.3

Environmental Liability

4.4

Permits

5.0

ACCESS, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

Access

5.2

Climate

5.3

Local Resources

5.4

Infrastructure and Physiography

6.0

HISTORY

7.0

GEOLOGICAL SETTING

7.1

Regional Geology

7.2

Local Geology

8.0

DEPOSIT TYPES

9.0

MINERALIZATION

10.0

EXPLORATION

10.1

Current Exploration

10.2

Past Exploration

11.0

DRILLING

12.0

SAMPLING METHOD AND APPROACH

12.1

Current Sampling

12.2

Past Sammpling

13.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1

Current Procedures

13.2

Past Procedures

14.0

DATA VERIFICATION

15.0

ADJACENT PROPERTIES

16.0

MINERAL PROCESSING AND METALLURGICAL TESTING

17.0

MINERAL RESOURCE ESTIMATE

18.0

OTHER RELEVANT DATA AND INFORMATION

19.0

INTERPRETATION AND CONCLUSIONS

20.0

RECOMMENDATIONS

20.1

Recommended Exploration

20.2

Budget for 2006-2007

21.0

REFERENCES

22.0

ILLUSTRATIONS

23.0

CERTIFICATE AND CONSENT OF AUTHOR

LIST OF FIGURES

Figure

Figure 1

Location map of Alaska showing the LMS property.

Figure 2

Map showing the LMS claim block.

Figure 3

Terrane map of Alaska showing the Yukon-Tanana Terrane.

Figure 4

Photos of key features at LMS.

Figure 5

Perspective interpretive diagram showing . . . the interpreted

‘feeder zone’ structure.

Figure 6

Map diagram showing location and value of surface samples.

Figure 7

This interpretive diagram shows contoured resistivity data from

Zonge Engineering’s geophysical work (IP and NSAMT) along

E-W lines.

Figure 8

Drill hole cross section showing gold intercepts and interpreted correlation between drill holes.

LIST OF TABLES

Table

Table 1

Highlights of the 2005 Drilling Program

Table 2

2006-2007 Exploration Budget

LIST OF APPENDICES

Appendix 1

Claim Information

1.0

Summary

The LMS property is situated 25 km north of Delta Junction, and 125 km southeast of FairbanksAlaska at 64o 12’N, 145o,30’ W in the Goodpaster district.  This part of the district has seen no known previous exploration prior to regional reconnaissance surface sampling by AngloGold Ashanti (Exploration) Inc. (AGA) in 2004, even though the region has attracted considerable interest following the discovery of the Pogo deposit 40 km to the northeast.  Discovery of a gold-bearing outcrop (6.2 g/t Au) led to further sampling and drilling in 2005 which delineated a planar zone of mineralization that has been defined to a down-dip depth of 300m.  This feature is situated at the southeast end of a 6 km long, northwest-trending zone of aligned surface geochemical samples containing anomalous gold and arsenic and lesser silver and copper.

Rocks within the LMS project area lie within the Yukon-Tanana Terrrane, a structurally complex, composite terrane that was accreted to North America in the mid to Late Cretaceous period.  Among the diverse suites of rocks in this terrane, those underlying the project area (schist, gneiss, quartzite, and phyllite) are similar in composition and structural character to the host rocks at Pogo.

Mineralization in this region, including at Pogo, is believed to be intrusion-related.  The author’s observations are consistent with this interpretation, even though no intrusive rocks have been identified on the property.  Fluids derived from an intrusion at depth or at a distance laterally can migrate along structures to produce the observed veins and gold mineralization.

The author concludes that sufficient evidence is present to justify a continued exploration program that tests for the existence of a large, bulk tonnage gold deposit beneath the LMS property.

2.0

Introduction and Terms of Reference

2.1

Introduction

Mineral Resource Services Inc. (MRS) was requested by International Tower Hill Mines Incorporated (ITH) to review the LMS gold project in the Goodpaster mining district of east central Alaska and provide them with a project technical report that is compliant with Canadian National Instrument 43-101.  This report summarizes information provided to MRS by ITH and Anglo Gold Ashanti (U.S.) Inc. (AGA) the title holder to the property.  In addition, the information in this report relies on personal observations made in the course of a field visit, and on general geologic information available to the public through peer review journals as well as publications by the U.S. Geological Survey and agencies of the State of Alaska.

2.2

Terms of Reference

Dr. Paul Klipfel of Mineral Resource Services Inc., of Reno, Nevada, was commissioned by ITH to prepare the following report for submission to the Toronto Stock Exchange (TSX) in support of public financing.  Dr. Klipfel is an independent consultant and is a Qualified Person (QP) for the purposes of this report.

2.3

Purpose of Report

The purpose of this report is to provide an independent evaluation of the LMS project, the exploration and discovery potential in that area, past exploration, its relevance and adequacy to assess the mineralization potential of the area, and provide recommendations for future work.  This report conforms to the guidelines set out by the Canadian National Instrument 43-101.

2.4

Sources of Information

Information for this report was provided by AGA and constitutes the data produced to date by AGA in the course of exploring the property.  In addition, the author spent one day on the site reviewing core, examining outcrop, viewing the area from the air, and discussing the project with the on-site geological staff.

2.5

Field Examination

The author of this report completed a data review on June 6-7, 2006 in AGA’s Denver office and then visited the property on Thursday, June 15, 2006 to examine the site with Mr. Jeff Pontius, President of ITH and former Exploration Manager, North America for AGA.  The field visit included a review of the physiographic, geologic and tectonic setting of the property, drill hole collar locations, as well as detailed examination of outcrop and sampling of the key veins.

3.0

Reliance on Other Experts

In the preparation of this report, the author has relied upon public and private information provided by ITH and AGA regarding the property.  It is assumed and believed that the information provided and relied upon for preparation of this report is accurate and that interpretations and opinions expressed in them are reasonable.

The author has not reviewed the location of claim boundaries or identification posts nor collected duplicate samples of core material.  One sample of the discovery outcrop was collected in the field and is described later in this report.

4.0

Property Description and Location

4.1

Area and Location

The LMS property is located in the Goodpaster Mining District approximately 25 km north of Delta Junction, and 125 km southeast of Fairbanks, Alaska at 64o,12’ N, 145o,30’ W.  The property is situated in the Goodpaster mining district and consists of 92 contiguous State of Alaska mining claims held 100% by AGA (Figure 1 and 2).  The claims cover an area of 5690 ha (23 square miles).

The key area of interest consists of an area of gold-bearing outcrop and associated underlying drill intercepts at the top of a hill approximately 1 km southeast of the center of the claim block (Figure 2 and 6).  This area lies within a northwest trending, ~ 3 mile (5 km) long zone of anomalous gold in soil samples.

4.2

Claims and Agreements

The LMS property is currently being explored by AGA until ITH can take over the work program.  ITH will work under an option earn-in joint venture with AGA.  ITH has the right to earn a 60% interest by incurring aggregate exploration expenditures of US$ 3.0 million within four years, of which ITH commits to incur a minimum exploration expenditure of US$ 1.0 million during the 2006 and of US$ 750,000 during the 2007 calendar year.  When ITH earns its 60% interest in the LMS property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further US$ 4.0 million in exploration expenditures over a further two years.  AGA and ITH will be required to contribute its pro rata share of further expenditures or be diluted.  A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

Claims have been staked using GPS positioning for placement of corner stakes.  The claims have not been surveyed.

4.3

Environmental Requirements

Project activities are required to operate within all normal Federal, State, and local environmental rules and regulations.  This includes proper and environmentally conscientious protection of operational areas against spills, capture and disposal of any hazardous materials including aviation fuel, etc., reclamation of disturbed ground, plugging or capping drill holes, and removal of all refuse.

AGA and ITH have undertaken a prescribed method of bark scoring of downed timber to help forest managers of the Alaskan Department of Natural Resources mitigate forest damage done by the engraver beetle.

There are no known existing environmental liabilities.

4.4

Permits

Operations which cause surface disturbance such as drilling are subject to approval and receipt of a permit from the Department of Natural Resources.  AGA has been permitted for past operations and is currently permitted for all planned operations under LMS APMA #9808.  This permit was amended and approved on 5/11/06.  An Annual Reclamation Statement for the 2005 was submitted on 12/20/05.

The LMS project has a temporary water well permit #F2006-05 for camp and drilling use.

There are no known native rights issues concerning the project area.

5.0

Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1

Access

Property access and provisioning is via helicopter.  However, a well developed winter trail can be used to access the property during the winter months.  Several trails have been constructed for the various phases of drilling and these allow good access to the project.  Various locations on the property, are accessible via trails and 4-wheelers.

5.2

Climate

The climate in this part of Alaska is continental and varies from mild-warm and temperate in the summer to very cold in the winter.  Precipitation ranges from approximately 0.5 inches/month in winter to about 2 inches/month in summer.  Snow accumulation in winter is limited, but is preserved by cold temperatures.

5.3

Local Resources

The project is serviced from Fairbanks.  In addition, State Route 2 from Fairbanks to Delta Junction provides highway access to within 25 km of the property.  Fairbanks (population 87,000) is serviced by major airlines with numerous daily flights to and from Anchorage and other locations.  Helicopters and fixed wing aircraft are plentiful in this area.  All supplies necessary for the project can be obtained in Fairbanks and flown or driven and flown to the project camp.

The camp currently consists of facilities, quarters and work space for approximately 15 people.

5.4

Infrastructure and Physiography

The LMS property covers an area of rather subdued topography consisting of low to moderate hills rising to an elevation of approximately 2500 feet.  Terrain is covered by deciduous alder, birch, and willow forest with scattered stands of spruce.

The area is drained to the west by Progressive Creek and further north by Rapid Creek and to the east by Liscum Slough.  These streams drain into flat valley bottoms near the confluence of the Goodpaster and Tanana Rivers a few kilometers west of the property.

There is no infrastructure in the immediate vicinity of the property except trails and established camp facilities.  To the west is State Route 2 and access to the town of Delta Junction and Fairbanks to the northwest.

Wildlife in the area includes moose, bears, and smaller mammals.  None were seen on the course of the site visit.

6.0

History

The Goodpaster District specifically, and the Yukon-Tanana terrane in general has long been considered a prospective region.  In the last few years, the discovery and development of the Pogo deposit 40 km to the northwest has led to increased interest in this region.

AGA began a focused, regional scale, grassroots exploration program in the Goodpaster Mining District of Alaska in 2004 for these reasons.  Stream sediment sampling followed by ridge and spur soil geochemistry led to the discovery of a gold-bearing outcrop of silicified schist and gneiss on a ridge top.   Rock samples from the outcrop and adjacent float returned gold values up to 6.2 g/t.  The company followed up these results with a 17 hole (2600m) discovery drill program in the spring and summer of 2005.  This drilling defined a broad, near surface zone of low grade gold averaging ~1.5 g/t that transitions into a narrower (3m) zone of higher-grade gold averaging above 15 g/t.  The mineralized zones remain open along strike and down dip.

7.0

Geological Setting

7.1

Regional Geologic Setting

The LMS property is located in rocks of the Yukon-Tanana (YT) Terrane (Figure 3), a regionally extensive accretionary complex of Paleozoic to early Mesozoic volcanic, intrusive, and sedimentary rocks that have been metamorphosed to greenschist and amphibolite facies.  Multiple stages of deformation have created complex structural relationships which are poorly understood.  The terrane has been intruded by several suites of granitic rocks ranging in age from early Jurassic (212-185 Ma) to early Tertiary (50-70 Ma).  Of these, the mid Cretaceous set (~92 m.y.) is the most studied and thought to be related to gold mineralization (Smith, et al., 2000).

The YT Terrane is bounded on the north by the Tintina Fault system and on the south by the Denali Fault system (Figure 3).  These major dextral faults trend west-northwest in this region and movement along them has led to the development of numerous second order and subsidiary faults that trend NE, NNW, and EW.

The subdued topographic character of the region is due to glaciation to the north and extensive deposition of wind blown loess and sand.  Higher ridge lines offer rare exposures of outcrop making it difficult to understand local geology from surface exposures.

7.2 Local Geology

The LMS property is underlain by folded and metamorphosed Paleozoic schist, gneiss, quartzite and amphibolites that have been locally intruded by mid to late Cretaceous granitic rocks, although none of these intrusions are known within the property boundary.  Metamorphism is upper greenschist to lower amphibolite rank with an apparent late stage retrograde or hydrothermal event.  The metamorphic rocks generally strike NS to NE and dip gently to the west.  Outcrops are scarce as Quaternary sand and loess cover most of the claim block.  Therefore, except for the discovery outcrop, virtually all geologic information is from subsurface drill hole information.

Drilling has revealed a sequence of rocks which includes assorted schist units, “gneiss”, quartzite, and local carbonaceous phyllite.  The schist units contain variable amounts of quartz, garnet, sericite, biotite.  The ‘gneiss’ units exhibit elongation fabric which renders a gneissic appearance.  These rocks appear to have been porphyritic rocks (Figure 4) that have been tectonized (elongated) metavolcanics and/or high level intrusive rocks.  Quartzite and narrow carbonaceous phyllite layers occur among these units.  Project geologists have recognized a sequence of rock types, but no clear stratigraphic relations have been developed in the work so far.

The relative position of drill intercepts with highest grade mineralization aligns along a plane that suggests the existence of an ENE trending, steeply N dipping ‘feeder’ structure that crosscuts the N-S striking, gently W dipping carbonaceous horizons in the schist units which appear to form a broad, gentle fold, the axis of which trends ESE and dips steeply north (Figure 5).

8.0 Deposit Types

AGA initiated exploration in this part of the Goodpaster district with Pogo-style or other intrusive-related (e.g. Ft. Knox, Brewery Creek) type deposit as the exploration target.  This was based on the successful development of the Pogo deposit to the east and known widespread geologic and geochemical prospectivity of the district.

Multi-stage veins in metamorphosed rocks suggest a mesothermal environment for vein deposition.  However, the relationship between veining and metamorphism is unknown and the presence of open-space fill drusy quartz with gold coating the drusy quartz, suggests late-stage gold possibly deposited at more shallow depths.  Intrusive rocks have not been intersected in drilling so an intrusive association is possible and likely by virtue of the regional geology, but not yet defined at LMS.

The veins are interpreted here as shallow mesothermal veins that could be intrusion-related or “orogenic” and derived from metamorphic fluids.  In either case, the setting, inferred age, and rock types are similar to those at Pogo suggesting that mineralization may be similar also.

9.0 Mineralization

Mineralization at LMS consists of multi-stage quartz veins and associated silicification, particularly along individual lithologic and/or structural horizons.  Specifically, mineralization seems to be spatially associated with a carbonaceous zone with and without breccia. For example, much of the quartz vein mineralization is preferentially hosted by schist units and appears to be conformable with foliation perhaps due to shear or thrust deformation along weaker, more ductile units.  Rocks within the mineralized zone are commonly black, locally graphitic, brecciated, locally sheared, pyritic, and strongly silicified.  At least some of the gold appears to be related to a late-stage, quartz veining event that cross-cuts the earlier features (Figure 4).  Hanging wall and footwall contacts can be distinct, marked by a change in lithologies and a possible fault.  Elsewhere, the contact is gradational.

The geochemical signature of mineralization is similar to that of Pogo.  It consists of Au, Ag, Bi, Sb, As, Mo, Te, and W.  These elements are also anomalous in soil samples.

10.0

Exploration

10.1

Current Exploration

ITH has conducted no exploration to date.  All past exploration has been performed by AGA.  ITH plans to undertake exploration upon receipt of funds generated through public sale of equity shares.

10.2

Past Exploration

AGA initiated a regional grassroots exploration program in 2004 to evaluate the region for intrusive-related gold mineralization.  This was done over a broader land holding than now, as many claims were dropped in 2005.  They collected many samples, of which 499 soil samples, 3 stream sediment samples, and 66 rock samples were within the current property boundary.  Results of this work included 30 soil samples containing more than 100ppb Au (Figure 6) and finding of the “discovery” outcrop with rock samples up to 6.2 g/t Au.  This area is now known as the Camp Zone.  Anomalous gold in soil samples occurs over a broad area that extends ~ 6 km in a WNW direction and surrounds the discovery outcrop.  This anomaly is supported by anomalous As and to a lesser extent, by anomalous Cu and Ag.  This zone is the focus of current work.

Follow-up drilling in 2005 was designed to test the area around the discovery outcrop.  It consisted of 10 reverse circulation (RC) holes (959m) in the spring and a second round of drilling in the fall consisting of another 7 diamond core holes (1677m).  Highlights are shown in Table 1.  This drilling provides the basis for interpreting folded host rocks with a possible feeder zone (Figure 5).

Zonge Engineering completed an IP (Induced Polarity) and NSAMT (Natural Source Audio MagnetoTelluric) survey in September 2005 on two E-W, 2.1-km test lines.  Both IP and NSAMT show the presence of a planar “contact” across units with resistivity contrast (Figure 7).  This is interpreted to be a possible mineralized zone which continues beyond the limits of current drilling (Zonge Engineering, 2005; AGA in house memorandum).

TABLE 1

HIGHLIGHTS OF 2005 DRILLING PROGRAM

Hole ID	Total Depth	From (m)	To (m)	Width (m)	Au (ppm)
LM-05-01	91.44	1.52	32	30.48	1.10
LM-05-02	109.73	7.62	12.19	4.57	1.12
		25.91	28.96	3.05	3.76
LM-05-03	91.44	13.72	16.76	3.04	1.51
LM-05-07	121.92	19.81	45.72	25.91	1.18
LM-05-11	261	109.73	125.12	15.9	3.43
		140.67	142.65	1.8	1.84
LM-05-12	265	142.95	146..33	3.38	21.52
		158.83	159.68	0.85	1.7
		171.75	173.28	1.98	1.84
LM-05-13	244	46.63	51.21	4.58	4.00
		53.8	56.39	2.59	2.11
		96.93	99.82	2.89	1.68
LM-05-15	266	78.0	78.8	0.8	1.95
LM-05-16	244	105.22	109.39	4.17	1.95
LM-05-17	242	57.91	58.58	0.67	1.82
		95.8	96.32	0.52	1.33
		137.46	138.99	1.53	2.46

AGA’s planned 2006 exploration program is currently in progress and will be transferred to ITH upon approval of the AGA-ITH deal by the TSX Venture Exchange.  This program includes drilling of 3000 m in ~13 diamond core holes, of which 7 are now completed.  The remaining drill holes will be completed in the near future.  This drilling is designed to test down-dip and along-strike continuity of mineralization.  The author observed visual gold in veins in core from these holes.   Highlights of results available to date include eleven intervals in four core holes with > 13 g/t Au with the best value being 121 g/t (~ 4 opt ) Au over 0.6 m in LM-06-21.  In addition, the 2006 program will include collection of ~150 more auger soil samples to follow-up on past anomalies and cover untested areas of potential interest.

11.0

Drilling

11.1

Current Drilling

ITH has not drilled any holes on the LMS property.  It is seeking public and private funding in order to conduct exploration, including drilling of vein targets identified by AGA on the LMS property.

11.2

Past Drilling

Drilling to date consists of 10 reverse circulation (RC) holes (959m) in the spring of 2005 and 7 diamond core holes (1677m) also drilled in 2005.  To date, 7 diamond core holes have been completed in 2006.  These holes were designed to test the down-dip and strike extension of mineralization identified in the 2005 program.  Results are presented in the previous section.

The drilling was conducted by Layne Christiansen Company and was done using a LF70 core drill.

12.0

Sampling Method and Approach

12.1

Current Sampling

ITH has not performed any sampling on the LMS property.  It is seeking public and private funding in order to conduct exploration, including sampling in order to better define known areas of mineralization and identify new areas of mineralization likely to be present.

12.2

Past Sampling

All soil, stream sediment, rock, and drill samples were collected according to AGA in-house sampling protocols for geochemical sampling.  The author has reviewed these as well as AGA security procedures and has verified that they meet or exceed standard industry practices.  The author did not collect any soil samples for verification purposes.

All AGA geochemical samples were secured and shipped to Alaska Assay Laboratories Inc in Fairbanks.  Sample preparation (drying, crushing, sieving, and pulverizing) by Alaska Assay Laboratories was according to AGA protocols.  Sample splits (300-500g for rock material; -80 mesh for soil samples) were then sent to ALS Chemex in Vancouver for analysis. Analytical methods used were standard 30g fire assay with AA finish and multi-element ICP-MS.  A gravity finish is used for fire assays with high concentrations of gold.  These are standard analytical packages for the exploration industry and are performed to a high standard.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  ALS Chemex is accredited by the Standards Council of Canada, NATA (Australia) and is an ISO 17025 accredited company.

Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist.  It was logged for rock type, alteration, structure, and recorded with detailed descriptions.  The author has examined the core logs from 10 of the holes and core from several of the holes and can verify the reliability of the logging.  Core was sawed in half and one half sent for analysis.  The other half is kept at AGA’s core storage facility in Fairbanks and was examined in the course of the site visit.

13.0

Sample Preparation, Analyses and Security

13.1

Current Procedures

ITH has not completed any sampling to date, but plans to adopt AGA’s current geochemical standard operating procedures.  Furthermore, ITH staff are familiar with normal and usual industry practices concerning sample security, procedure and analytical quality assurance and quality control.

13.2

Past Procedures

Soil and drill samples obtained in 2005 and 2006 have been subject to AGA’s in-house methodology and Quality Assurance Quality Control (QAQC) protocols.  Samples were prepared by Alaska Assay Laboratories, Inc. and analyzed by ALS Chemex by means of their standard 30g fire assay with AA finish and multi-element ICP-MS analysis for other elements.

In general, all sampling campaigns were subject to insertion of blanks approximately every 25 samples, standards every 25 samples, as well duplicate samples from pulp splits and coarse reject splits, and sample repeats approximately every 20 samples.  Results of AGA’s QAQC program have been reviewed by the author.  All analyses of sample standards and blanks used as part of the QC during the LMS drill program were reported within standard error envelope.  Overall, AGA has been conscientious in their QAQC program and the author concludes that sampling and analytical work is accurate and reliable.

14.0

Data Verification

Field and drill core observations made by the author during the site visit are consistent with the style of mineralization and alteration reported in the material provided by AGA.  The discovery outcrop was examined and is consistent with existing geological work of AGA.

As a check, one sample was collected from the discovery outcrop (Figure 4).  This sample was crushed, split, pulverized and assayed with a 50 g fire-assay AA finish method by ALS Chemex in Reno, Nevada.  The sample contains 0.24 g/t Au and is consistent with anomalous gold reported by AGA for this outcrop.  It does not match some of the higher sample results obtained by AGA.  The author attributes this to the idiosyncrasies of sampling an outcrop over 100m long and perhaps to nugget effect.  The author has no reason to be skeptical of any of AGA’s sample results.

The author has not verified all sample types (soil, stream sediment, RC chips) or material reported.  To the best of the author’s knowledge, AGA has been diligent in their sampling procedures and efforts to maintain accurate and reliable results.

15.0

Adjacent Properties

The property is surrounded with claims controlled b y Rimfire Minerals and Nomad Exploration.  These claims cover ground which was formerly controlled by AGA but dropped in 2005.  AGA in the past 3 years has conducted regional sampling and prospecting programs throughout the region in and around the LMS area and in 2004 drilled 9 holes approximately 15 km to the NW on a project called Eagle.  At that time, the project was under joint venture with Rimfire Minerals.

16.0

Mineral Processing and Metallurgical Testing

Neither ITH or AGA have undertaken mineral processing or metallurgical tests.

17.0

Mineral Resource and Mineral Reserve Estimates

Neither ITH or AGA have conducted any resource or reserve estimation.

18.0

Other Relevant Data and Information

No additional information or explanation is known by the author to be necessary to make the technical report understandable and not misleading.

19.0

Interpretation and Conclusions

The LMS property is situated in a portion of the Goodpaster district which has seen no known previous exploration prior to AGA’s reconnaissance program in 2004, in spite of the fact that the broader region has attracted considerable interest following the discovery of the Pogo deposit 40 km to the northeast.  Rocks within the LMS project area belong to the Yukon-Tanana Terrrane a complex terrane that was accreted to North America in the mid to Late Cretaceous period.  Among the diverse suites of rocks in this terrane, those underlying the project area are similar in composition and structural character to the host rocks at Pogo.

Mineralization in this region, including at Pogo, is believed to be intrusion-related as described by many workers (McCoy, et al.,1997; Newberry, 2000; Smith, 2000;  Smith, et al., 2000).  The author’s observations are consistent with this interpretation even though no intrusive rocks have been identified on the property.  Fluids derived from an intrusion at depth or at distance laterally can migrate along structures to produce the observed gold mineralization.  An alternate possibility is that the gold is sourced from metamorphic fluids, in which case, mineralization would be classified as “orogenic” vein type.

AGA has discovered gold mineralization and performed initial follow-up adequately to define a zone of mineralization which follows a possible feeder zone and adjacent favorable lithologic and structural features in Yukon-Tanana schist, quartzite, phyllite and gneiss.  The geometry of this mineralization is not well understood at this stage of work, but it has been defined in drill holes to a down-dip depth of 300 m (Figure 8).  A broader more extensive northwest trend of anomalous gold, As, Ag, and Cu in soil samples is approximately 6 km long at the surface and remains mostly undrilled.

The author concludes that sufficient evidence is present to justify a continued exploration program that tests for the existence of a large, bulk tonnage gold deposit beneath the LMS property.

20.0

Recommendations

20.1 Exploration Recommendations

Exploration of the LMS property is at a relatively early stage with discovery and identification of a silicified and vein zone extending from the surface to >300m downdip.  It is recommended that exploration of the LMS property continue with a program of drilling, sampling, and structural analysis as best as can be achieved in drill core.  The aim of exploration should be to 1) test the extent of known gold mineralization through drilling; and 2) characterize and explore newly discovered anomalous areas to the northwest; and 3) continue to conduct soil sampling throughout the property to better define the anomalous zone.

ITH is planning to drill 3000 m of diamond drill core and collect 150 deep auger samples in 2006.  Their 2007 program includes 3000 m of diamond drill core and 200 deep auger holes.

20.2

Budget  for 2006 - 2007

ITH has proposed the following budget to accomplish their desired work program for 2006 and 2007 (Table 2).  The author recommends implementation of this program as it will accomplish ITH’s goal of advancing the ‘step-out’ understanding of the gold system.  In addition, the author agrees that the budget is commensurate with the work program and adequate to complete this stage of exploration successfully.

TABLE 2

2006-2007 EXPLORATION BUDGET

Expenditure	2006 $ (000)	2007 $ (000)	Comments
Land	33	33	Claim and lease fees
Geological and Contract Services	170	570	Contract/consulting fees
Drilling	600	130	Drilling, supplies, preparation, hole abandonment
Geochemistry	150	60	Rock, soil, drill core and cuttings, prep and assay
Admin and Operations	80	57	Camp, air support, office, salaries, travel, reporting
TOTAL	1,033	850

21.0

References

Goldfarb, R.J., 1997, Metallogenic evolution of Alaska, in Mineral Deposits of Alaska, Goldfarb, R.J., and Miller, L.D. ed.  Economic Geology Monograph 9, p. 4-34.

Goldfarb, R., Hart, C., Miller, M., Miller, L., Farmer, G.L., Groves, D., 2000, The

Tintina gold belt – a global perspective, in The Tintina Gold Belt: Concepts,

 Exploration, and Discoveries, British Columbia and Yukon Chamber of

 Mines, Cordilleran Roundup Special Volume 2, p. 5-31.

McCoy, D., Newberry, R.J., Layer, P., DiMarchi, J.J., Bakke, A., Masterman, J.S., and

Minehane, D.L., 1997, Plutonic related gold deposits of interior Alaska,

Society of Economic Geologists, Economic Geology Monograph 9, pp. 91-241.

Newbery, R.J., 2000, Mineral deposits and associated Mesozoic and Tertiary igneous rocks within the interior Alaska and adjacent Yukon portions of the ‘Tintina’

 gold Belt’: a progress report, in The Tintina Gold Belt: Concepts, Exploration,

 and Discoveries, Cordilleram Roundup Special Volume 2, British Columbia

 and Yukon Chamber of Mines  pp. 59-88.

Plafker, G. and Berg, H.C., 1994, Overview of the geology and tectonic evolution of Alaska, in

Plafker, G. and Berg, H.C. eds., The Geology of Alaska: Geological Society of America,

Boulder Co  The Geology of North America, v. G1, p. 989-1017.

Smith, M., 2000, The Tintina gold belt: an emerging gold district in Alaska and

Yukon, in The Tintina Gold Belt: Concepts, Exploration, and Discoveries,

British Columbia and Yukon Chamber of Mines, Cordilleran Roundup Special

Volume 2, p. 1-3.

Smith, M., Thompson, J.F.H., Moore, K.H., Bressler, J.R., Layer, P., Mortensen, J.K.,

Abe, I., Takaoka, H., 2000, The Liese Zone, Pogo property: a new high-grade fold deposit in Alaska, in The Tintina Gold Belt: Concepts, Exploration, and

Discoveries, Cordilleram Roundup Special Volume 2, British Columbia and

Yukon Chamber of Mines, p. 131-144.

Zonge Engineering and Research Organization, 2005, Logistical Report Dipole-

Dipole Complex Resistivity (CRIP) & Natural Source Audio-Frequency

Magneto-Telluric (NSAMT) Surveys, LMS Project, Delta Junction, Alaska,

consultants report to AGA, 13 pp.

22.0

Illustrations

Figure 1.  Location map of Alaska showing the LMS property.

LMS-91
LMS-92
LMS-93
LMS-94
LMS-95
LMS-96
LMS-97
LMS-98
LMS-99
LMS-100
LMS-101
LMS-102
LMS-103
LMS-104
LMS-105
LMS-106
LMS-107
LMS-108
LMS-109
LMS-110
LMS-172
LMS-173
LMS-174
LMS-175
LMS-176
LMS-177
LMS-111
LMS-112
LMS-113
LMS-114
LMS-178
LMS-179
LMS-180
LMS-181
LMS-182
LMS-183
LMS-115
LMS-116
LMS-117
LMS-118
LMS-184
LMS-185
LMS-186
LMS-187
LMS-188
LMS-189
LMS-119
LMS-120
LMS-121
LMS-122
LMS-190
LMS-191
LMS-192
LMS-194
LMS-195
LMS-196
LMS-197
LMS-198
LMS-199
LMS-123
LMS-124
LMS-125
LMS-126
LMS-200
LMS-201
LMS-202
LMS-204
LMS-205
LMS-206
LMS-207
LMS-208
LMS-209
LMS-210
LMS-211
LMS-212
LMS-213
LMS-214
LMS-215
LMS-216
LMS-222
LMS-223
LMS-224
LMS-225
LMS-226
LMS-227
LMS-228
LMS-229
LMS-230
LMS-231
LMS-232
LMS-233
LMS-234
AngloGold Ashanti
Lost Mine Claim Block
Goodpaster, Alaska
0
0.5
1
MILES
N

Figure 2.  Map showing the LMS claim block.

Figure 3.  Terrane map of Alaska showing the Yukon-Tanana Terrane (YT) and the location of the LMS property (red star).  Adapted from Goldfarb, (1997).

Figure 4.  Photos of key features at LMS.  A) View of LMS camp and hill top where the discovery outcrop is located.  B) Part of the discovery outcrop consisting of veined silicified breccia and schist.  C) Open-space quartz veining with Fe-stain in sample from the discovery outcrop.  D) Drill core with open-space filled quartz vein with Fe-stain as in photo C.  This vein has visible gold on drusy quartz crystals in the vein.  Note the multiple stages of quartz veining.  From LM-05-12; ~145m.  E) Silicified breccia from carbonaceous zone; LM-06-26, 742.2’.  F) Multi-stage vein zone;  LM-06-26. G) Example of ‘gneiss’ from the footwall to mineralization in LM06-26.  This view is looking at a cross section to the elongation direction.  The texture is reminiscent of a porphyritic rock.  H) Gneiss in LM-06-26 shows elongation fabric (top and 3rd row) and cross section to elongation (rows 2 and 4).

Figure 5.  Perspective interpretive diagram showing discovery hill contours, key drill holes, gneiss (green segment of drill holes, schist (orange segment of drill holes) and the interpreted ‘feeder zone’ (purple) structure.

Figure 6.  Map diagram showing location and value of surface samples (soil, rock, stream sediment).  Note the strong northwest trend to anomalous soil and rock samples.  The discovery outcrop and drill holes shown in the previous diagram are situated in the red circle labeled Camp Zone.

Figure 7.  This interpretive diagram shows contoured resistivity data from Zonge Engineering’s geophysical work (IP and NSAMT) along E-W lines.  They interpret a strong resistivity contrast across a planar “contact” (blue lines) which matches the interpreted zone of mineralization from drilling.  If correct, the implication is that this surface continues down dip to the left.

Figure 8.  Drill hole cross section showing gold intercepts and interpreted correlation between drill holes.

23.0

Certificate of Consent of Author

MINERAL RESOURCE SERVICES, INC.

CONSENT OF AUTHOR

TO: TSX Venture Exchange

I, Paul D. Klipfel Ph.D., do hereby consent to the filing of the written disclosure of the technical report titled **Summary Report on the LMS Gold Project, Goodpaster District, Alaska** and dated **July 11, 2006** (the "Technical Report") and any extracts from or a summary of the Technical Report in the reporting documents of International Tower Hills Inc. and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the 43-101 of International Tower Hills contains any misrepresentation of the information contained in the Technical Report.

Dated this 20 day of July 2006.

Paul Klipfel

Signature of Qualified Person

AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS
CERTIFICATE NUMBER 10821
AIPG
PAUL D. KLIPFEL, Ph.D.
CERTIFIED PROFESSIONAL GEOLOGIST

Paul Klipfel

Print Name of Qualified Person

4861 Ramcreek Tail Reno NV 89509 ph: 775 742-2237 fax 775 828-2561 p.klipfel@sbcglobal.net

Appendix 1.

Claim information